EXHIBIT 99.2

PRETIUM RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2017 AND 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and nine months ended September, 30, 2017 as publicly filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies and critical accounting estimates are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016, except, as described in Note 2 of the condensed consolidated interim financial statements, the changes in the Company’s approach to foreign currency translation and additional accounting policies required as the Brucejack Mine achieved commercial production.

Effective January 1, 2017, the Company elected to change its presentation currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. The functional currency of the Company and its subsidiaries was reassessed and the functional currency changed from CAD to USD, commencing on January 1, 2017. Refer to the “Changes in Accounting Policies” section of this MD&A. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data.

This MD&A is prepared as of November 10, 2017 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. The non-IFRS financial performance measures included in this MD&A are: total cash costs; all-in sustaining costs (“AISC”); average realized gold price, average realized cash margin; adjusted earnings (loss) and adjusted earnings (loss) per share. Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

THIRD QUARTER 2017 OVERVIEW

Operational summary

During the third quarter:

●
Commercial production was declared at the Brucejack Mine and announced on July 3, 2017.

●
Production totaled 82,203 ounces of gold and 83,233 ounces of silver.

●
Mill feed grade averaged 10.5 grams per tonne gold.

●
Gold recoveries averaged 96.5%.

●
Process plant throughput averaged 2,840 tonnes per day for total of 261,262 tonnes of ore.

Financial summary

●
The Company generated revenue of $70,875 which included $71,323 from contracts with customers offset by a loss on revaluation of derivatives in trade receivables of $448. The sale of 55,413 ounces of gold contributed $70,999 of revenue at an average realized price(1) of $1,281 per ounce. The sale of 19,846 ounces of silver contributed $324 of revenue.

●
Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $44,912 or $810 per ounce of gold sold(1). Total cash cost(1) was $656 per ounce of gold sold and AISC(1) was $788 per ounce of gold sold.

●
Earnings from mine operations(1) were $25,963 for the three months ended September 30, 2017.

●
Net loss was $6,975 for the three months ended September 30, 2017 compared to a net loss of $15,115 in the comparable period. Adjusted earnings(1) were $8,294 for the three months ended September 30, 2017.

●
Cash and cash equivalents was $53,774 as at September 30, 2017 compared to $141,791 as at December 31, 2016. The Company recognized a working capital surplus(1) of $7,165 as at September 30, 2017 which was an improvement from the working capital deficit of $12,915 as at June 30, 2017.

●
Cash generated by operations was $47,470 for the three months ended September 30, 2017 compared to cash used in operations of $1,506 in the comparable period.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD, except where noted		For the three months ended		For the nine months ended
		September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Operating data
Ore mined	t	271,534	-	271,534	-
Mining rate	tpd	2,951	-	2,951	-

Ore milled	t	261,262	-	261,262	-
Head grade	g/t Au	10.5	-	10.5	-
Recovery	%	96.5	-	96.5	-
Mill throughput	tpd	2,840	-	2,840	-

Gold ounces produced(1)	oz.	82,203	-	82,203	-
Silver ounces produced	oz.	83,233		83,233

Gold ounces sold	oz.	55,413	-	55,413	-
Silver ounces sold	oz.	19,846	-	19,846	-

Financial data
Revenue		$70,875	-	70,875	-
Earnings from mine operations(2)		$25,963	-	25,963	-
Net loss for the period		$(6,975)	(15,115)	(13,733)	(52,648)
Per share - basic	$/share	(0.04)	(0.08)	(0.08)	(0.30)
Per share - diluted	$/share	(0.04)	(0.08)	(0.08)	(0.30)

Adjusted earnings (loss)(2)		$8,294	(2,816)	(973)	(4,455)
Per share - basic(2)	$/share	0.05	(0.02)	(0.01)	(0.03)

Total cash and cash equivalents		$53,774	178,494	53,774	178,494
Total assets		$1,673,601	1,348,184	1,673,601	1,348,184
Long-term debt		$639,975	408,875	639,975	408,875

Total cash costs(2)	$/oz	656	-	656	-
All-in sustaining costs(2,3)	$/oz	788	-	-	-

Average realized price(2)	$/oz	1,281	-	1,281	-
Average realized cash margin(2)	$/oz	625	-	625	-

(1)
Gold ounces produced for the nine-months ended September 30, 2017 excludes 8,510 ounces produced in the pre-commercial period.
(2)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(3)
All-in sustaining costs for the nine-months ended September 30, 2017 were not disclosed as commercial production results only commenced on July 1, 2017.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

TABLE OF CONTENTS

THIRD QUARTER 2017 OVERVIEW	3

KEY OPERATING AND FINANCIAL STATISTICS	4

BUSINESS OVERVIEW	6

BRUCEJACK MINE OVERVIEW	6

OPERATING RESULTS	7

REGIONAL EXPLORATION	8

ADDITIONAL CLAIMS	8

FINANCIAL RESULTS	8

LIQUIDITY AND CAPITAL RESOURCES	12

SUMMARY OF QUARTERLY FINANCIAL RESULTS	15

COMMITMENTS	16

CONTINGENCIES	16

OFF-BALANCE SHEET ARRANGEMENTS	18

RELATED PARTY TRANSACTIONS	19

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	19

CHANGES IN ACCOUNTING POLICIES	21

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS	25

FINANCIAL INSTRUMENTS	26

EVENTS AFTER REPORTING DATE	28

NON-IFRS FINANCIAL PERFORMANCE MEASURES	28

OUTSTANDING SHARE DATA	32

INTERNAL CONTROLS OVER FINANCIAL REPORTING	32

RISKS AND UNCERTAINTIES	32

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	33

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We transitioned into operations after achieving commercial production on July 1, 2017 at our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of 4 mining leases and 6 mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a 2,700 tonnes per day high-grade gold underground mine and our focus is on the ramp-up of gold production.

Our exploration and evaluation assets are the Snowfield Project and Bowser Regional Project. The Snowfield Project mineral claims are in good standing until 2027. We continue to conduct baseline environmental studies for potential future development.

BRUCEJACK MINE OVERVIEW

Brucejack mine construction

Construction and mechanical commissioning at the mine, the demobilization of construction and contract crews and construction facilities have been substantially completed. The permanent operations team assumed full management of the mine, and all of the main operating units in the mill are performing as expected.

The final cost to construct the Brucejack mine was $938,318 which included non-cash items such as capitalized borrowing costs, depreciation, share-based compensation and recognition of the decommission and restoration provision. The cash costs to construct the Brucejack mine were $826,447 which was $15,347 or 1.9% over the forecast published in February 2017. No revenues were credited to construction costs prior to achievement of commercial production.

Brucejack commercial production

The determination of commercial production for accounting purposes was based on three factors: the ability of the underground mine to supply the mill, the ability to sustain operations in the mill and the ability to produce a saleable product. The commercial production date was defined as the first day of the calendar month immediately following the first calendar month during which the process plant processed ore at an average rate of 60% of one-twelfth of yearly nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day). The factors for accounting were the same as those set forth in the credit agreement.

During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore (87.4% of one-twelfth of yearly nameplate capacity) from low-grade ore stockpiles for an average of 2,360 tonnes per day. As a result of processing the low-grade ore, we produced doré and concentrate in June which constituted a saleable product. As a result, effective July 1, 2017 commercial production was achieved at the Brucejack Mine.

OPERATING RESULTS

Gold and silver production

During the three months ended September 30, 2017, the Brucejack Mine produced 82,203 ounces of gold and 83,233 ounces of silver from low-grade stockpiles, development muck and stope ore. There is no comparable information as the Brucejack Mine achieved commercial production on July 1, 2017.

In July, the mill feed was predominantly from low-grade stockpiles and development muck. As the mine ramp-up progressed through the quarter, more stope ore was fed directly to the mill which improved our production results.

During the quarter, the Company sold 55,413 ounces of gold and 19,846 ounces of silver. As at September 30, 2017, there were 7,984 ounces of gold doré and 26,493 ounces of gold in concentrate in finished goods. These ounces will be sold in the fourth quarter of 2017.

Mining

During the three months ended September 30, 2017, a total of 271,534 tonnes of ore was mined, equivalent to mining rates of 2,951 tonnes per day.

Underground development continued to advance through the third quarter and subsequently reached design-level production. Long-hole drilling is currently drilling off stopes at a rate of approximately 230 meters per day. Currently 8 stopes are operational, 3 stopes are available for drilling and an additional 31 stopes are in various stages of being developed.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development.

Processing

During the three months ended September 30, 2017, a total of 261,262 tonnes of ore, equivalent to a throughput rate of 2,840 tonnes per day, was processed.

The mill feed grade was 10.5 grams per tonne gold and recovery was 96.5%. We continue to review the mill process to optimize recoveries. We plan to complete the implementation of a grade control system with the target of achieving steady-state production by the end of 2017.

With the grade ramping up and the mill now exclusively processing stope ore, production of doré and flotation concentrate has increased. All of the main operating units in the mill building are performing as expected, and the plant is consistently operating at nameplate capacity of 2,700 tonnes per day or better. Optimization of the gold recovery process is ongoing and the start-up issues encountered within the gold room have been addressed.

Sustaining capital

During the nine months ended September 30, 2017, the Company spent $5,043 on sustaining capital. Sustaining capital expenditures included the paste booster station, the grade control sampling station and gravity lab and normal course deferred development costs incurred during production. All development costs to build new ventilation raises and ramps that enable the Company to physically access ore underground are capitalized.

REGIONAL EXPLORATION

Our claims, including the mining leases comprising the Brucejack Mine total over 122,000 hectares, providing further exploration potential to supplement the value we are creating at Brucejack. A claim boundary map is available on our website.

The 2017 regional grass-roots exploration program was designed to follow-up on the results from the 2016 program and evaluate priority areas identified on our extensive property. Prospecting, sampling, surveying and mapping completed as part of the 2017 program was delayed due to the late snow melt. Results continue to be compiled to refine drill targets for testing in 2018.

A private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share was completed in two tranches on June 30 and July 14, 2017 for total gross proceeds of $3,891 (C$5,001). The proceeds of the private placement of flow-through common shares were used to fund the 2017 grass-roots exploration program.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the 2017 regional grass-roots exploration program.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer term gold opportunity for our shareholders.

FINANCIAL RESULTS

Three months ended September 30, 2017 compared to the three months ended September 30, 2016

Net loss for the three months ended September 30, 2017 was $6,975 compared to $15,115 for the comparable period ended September 30, 2016. The decrease in the loss was mainly attributed to earnings generated from operations offset by an increase in interest and finance expense. Earnings from mine operations were $25,963 for the quarter ended September 30, 2017 compared to nil in the comparable period as the Company did not have mine operations in 2016.

Net comprehensive loss for the three months ended September 30, 2017 was $6,975 compared to net comprehensive loss of $21,933 for the comparable period ended September 30, 2016. In the comparable period, comprehensive loss included $6,818 from the translation of CAD functional currency results into the presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

Revenue

Revenue for the three months ended September 30, 2017 were $70,875 compared to nil in the comparable period as the Company did not have mine operations in 2016. Revenue included a $448 loss on revaluation of derivatives in trade receivables.

The Company sold 55,413 ounces of gold at an average realized price(2) of $1,281 per ounce generating $70,999 in revenue from contracts with customers. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended September 30, 2017 was $1,278 per ounce. The Company sold 19,846 ounces of silver which generated $324 in revenue.

Cost of sales

Cost of sales for the three months ended September 30, 2017 was $44,912 or $810 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories.

Production costs

Production costs for the three months ended September 30, 2017 were $33,873. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation.

A majority of production costs were incurred in Canadian dollars. During the quarter ended September 30, 2017, the average foreign exchange rate was CAD$1.25 to US$1.00.

Depreciation and depletion

Depreciation and depletion for the three months ended September 30, 2017 was $8,106. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the three months ended September 30, 2017, the Company incurred $1,848 in selling costs and $1,085 in royalty expense. Selling costs included transportation costs which were $1,838. Treatment costs and refining charges associated with concentrate sales were netted against revenue.

 1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Total cash costs(3) and AISC(1)

Total cash costs(1) for the three months ended September 30, 2017 were $656 per ounce sold. With the continued improvement to the mill process and higher sales volumes, management expects the total cash costs to improve throughout the remainder of 2017.

AISC(1) for the three months ended September 30, 2017 totaled $788 per ounce sold. Sustaining capital expenditures amounted to $3,526 (including $925 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended September 30, 2017 were $2,518 compared to $2,921 in the comparable period.

Share-based compensation for the three months ended September 30, 2017 was $719 compared to $1,280 in the comparable period. The decrease in share-based compensation was due mainly to the timing of stock option grants.

Interest and finance expense (income)

During the three months ended September 30, 2017, the Company incurred interest and finance expense of $14,773 compared to interest income of $284 in the comparable period. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $12,803 in interest expense related to the credit facility. The 7.5% per annum cash interest payable associated with the credit facility is not settled until maturity.

The Company incurred $1,971 in interest and finance expense related to the convertible notes of which $567 was interest at a rate of 2.25% per annum and $1,404 was accretion of the convertible note. During the quarter, the Company paid interest in the amount of $1,319 to the holders of the convertible notes.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the three months ended September 30, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increase in market expectations of future gold prices, gold price volatility, a decrease in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a loss of $10,127 (2016 –$5,361) and the change in fair value of the stream obligation resulted in a loss of $3,933 (2016 - $15,030). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $150 (2016 - $1,458).

 1  Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Current and deferred income taxes

For the three months ended September 30, 2017, current income tax expense was $606 related to the BC Mineral Tax compared to nil in the comparable period.

During the three months ended September 30, 2017, we recorded a deferred income tax recovery of $345 compared to $4,703 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and recognition of 2017 non-capital losses.

Nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

Net loss for the nine months ended September 30, 2017 was $13,733 compared to $52,648 for the comparable period ended September 30, 2016. The decrease in the loss was mainly attributed to operating earnings generated from production at the Brucejack mine and a considerable decrease in the loss on financial instruments offset by an increase in interest and finance expense.

Net comprehensive loss for the nine months ended September 30, 2017 was $13,733 compared to net comprehensive loss of $12,958 for the comparable period ended September 30, 2016. In the comparable period, comprehensive income included $39,690 from the translation of CAD functional currency results into the presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

As the Company achieved commercial production on July 1, 2017, the operational results for the three months ended September 30, 2017 are the same as the nine months ended September 30, 2017. Refer to the “Three months ended September 30, 2017 compared to the three months ended September 30, 2016” section above.

Corporate administrative costs

Corporate administrative costs for the nine months ended September 30, 2017 were $13,114 compared to $9,334 in the comparable period.

Salaries for the nine months ended September 30, 2017 were $6,775 as compared to $1,812 in the comparable period. The increase was due to a provision related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the nine months ended September 30, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold prices, increase in market expectations of future gold price, gold price volatility, a decrease in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a loss of $9,451 (2016 - $20,366) and the change in fair value of the stream obligation resulted in a loss of $17,288 (2016 - $54,773). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate, the final advance on the credit facility and the passage of time resulting in a loss of $1,350 (2016 - $5,537).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the construction of the Brucejack Mine. We capitalized $10,119 (2016 - $14,114) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Current and deferred income taxes

For the nine months ended September 30, 2017, current income tax expense was $606 related to the BC Mineral Tax compared to nil in the comparable period.

During the nine months ended September 30, 2017, we recorded a deferred income tax recovery of $6,614 compared to $18,369 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and recognition of 2017 non-capital losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of the Company’s liquidity in the form of cash and cash equivalents and requirements to ensure it has sufficient cash to meet operational needs. Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of the MD&A. We prepare annual expenditures budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Liquidity and capital resources

Cash generated by operations of $47,470 for the three months ended September 30, 2017 reflects the first quarter with revenue as we achieved commercial production on July 1, 2017.

Our cash and cash equivalents as at September 30, 2017 totaled $53,774 decreasing $88,017 from $141,791 at December 31, 2016. The decrease in cash is largely attributable to the completion of construction of the Brucejack Mine offset by cash flow from operations in the third quarter, the completed offering of convertible notes and the final advance under the senior secured term credit facility.

Our working capital(1) as at September 30, 2017 was a surplus of $7,165 which was an improvement from the working capital deficit of $12,915 as at June 30, 2017. Working capital items other than cash and cash equivalents consisted of inventories of $31,918 (valued at cost), receivables and other of $15,552 and accounts payable and accrued liabilities of $93,130.

Receivables and other is comprised primarily of $4,471 of trade receivables, $4,428 of Goods and Services Tax refunds, and $5,133 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

Accounts payable and accrued liabilities includes the current portion of the offtake obligation ($7,276), the current portion of the restricted share unit liability ($3,154) and the employee benefit liability ($4,808).

In 2015, we completed the $540,000 construction financing with two lending parties. The financing was comprised of a credit facility for $350,000, a $150,000 prepayment under a callable gold and silver stream agreement and a private placement of our common shares for $40,000. The final advance of $100,000 under the credit facility was completed on February 15, 2017.

For the nine months ended September 30, 2017, the Company delivered 48,212 ounces of gold into the Offtake agreement. The settlement of gold ounces resulted in a decrease in the Offtake obligation of $813 due to the realized loss attributable to final settlement price in the defined pricing period and the gold spot price on delivery.

On February 14, 2017, we completed the offering of $100,000 aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per $1 principal amount of notes, equivalent to an initial conversion price of $16.00 per common share.

During the nine months ended September 30, 2017, the exercise of share options awards provided us with additional liquidity.

 1  Refer to the “Non-IFRS Financial Performance Measures” section for a definition of this amount.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as presented in the condensed consolidated interim statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2017:

In thousands of USD	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Cash flow information

Cash generated by (used in) operations	$47,470	$(1,506)	$39,913	$(6,379)
Cash used in investing activities (capital expenditures)	(56,116)	(108,695)	(338,895)	(263,643)
Cash generated by investing activities (restricted cash and interest received)	4,552	(3,280)	4,786	(3,122)
Cash generated by (used in) financing activities	1,207	8,862	202,977	155,882
Effect of foreign exchange rate changes on cash and cash equivalents	1,350	(2,551)	3,202	15,463
Change in cash and cash equivalents	$(1,537)	$(107,170)	$(88,017)	$(101,799)

The Company generated $47,470 and $39,913 in operating cash flows for the three and nine months ended September 30, 2017 compared to cash used in operations of $1,506 and $6,379 for the comparable periods. The increase cash flows generated from operations relates to the financial results from operation of the Brucejack Mine which achieved commercial production on July 1, 2017.

Cash used in investing activities for the three and nine months ended September 30, 2017 was $51,564 and $334,109, respectively (2016 - $111,975 and $266,765, respectively). For the nine months ended September 30, 2017, the increase in capital expenditures was the result of a higher level of activity as the Company moved toward the completion of construction and development of the Brucejack Mine. In the comparable period, construction costs at the Brucejack Mine were less due to the nature of the work completed at the time.

The Company generated $1,207 and $202,977 in financing cash flow for the three and nine months ended September 30, 2017 (2016 - $8,862 and $155,882). For the nine months ended September 30, 2017, the Company completed the final draw on the credit facility ($97,000) and completed a convertible note financing for ($95,795) compared to the comparable period where the Company completed equity financings for $150,236.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

For each of the eight most recent completed quarters, the financial data was prepared in accordance in IFRS. The presentation and functional currency is in USD. The quarterly results are unaudited:

In thousands of USD,	2017	2017	2017	2016	2016	2016	2016	2015
except per share data	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$70,875	$-	$-	$-	$-	$-	$-	$-

Earnings (loss) per share -
basic and diluted	$(0.04)	$(0.01)	$(0.03)	$(0.05)	$(0.08)	$(0.15)	$(0.07)	$0.04

Net earnings (loss)	$(6,975)	$(2,495)	$(4,263)	$(8,564)	$(15,115)	$(26,656)	$(10,877)	$6,561

Comprehensive
earnings (loss)	$(6,975)	$(2,495)	$(4,263)	$(27,663)	$(21,933)	$(29,075)	$38,050	$(15,991)

Total assets	$1,673,601	$1,649,593	$1,633,083	$1,450,436	$1,348,184	$1,324,613	$1,281,810	$1,069,986

Long-term liabilities	$736,582	$709,269	$688,617	$514,835	$420,720	$400,759	$368,627	$335,331

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$53,774	$55,311	$171,945	$141,791	$178,494	$285,664	$370,051	$280,293

Mineral properties, plant
and equipment	$1,566,889	$1,558,652	$1,435,202	$1,270,457	$1,120,745	$989,038	$862,206	$738,016

On July 1, 2017, the Company declared commercial production at the Brucejack Mine. As a result, in Q3 2017, the Company generated revenue from the sale of gold and silver for the first time. In the comparable periods, there was no revenue as we were in the construction phase at the Brucejack Mine.

For the periods prior to January 1, 2017, the comprehensive earnings (loss) amount is considerably higher due to our change in presentation and functional currency from CAD to USD. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information. The statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive earnings (loss) were translated at the average exchange rate for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from CAD functional currency to USD presentation currency have been recognized in other comprehensive earnings (loss).

COMMITMENTS

The following table provides our contractual obligations as of September 30, 2017:

In thousands of USD	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating activities:
Decommissioning and restoration provision	$-	$313	$-	$19,307	$19,620
Office lease	575	240	-	-	815

Financing activities:
Repayment of credit facility	-	423,776	-	-	423,776
Repayment of convertible notes	2,250	6,750	101,116	-	110,116
	$2,825	$431,079	$101,116	$19,307	$554,327

In addition, pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000.

Under the offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

Class action lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The plaintiffs in the action allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiffs in the Wong Action, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Wong Action claims C$60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was granted from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company has sought leave to appeal this decision to the Divisional Court of the Ontario Superior Court of Justice.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014.

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and certain of its officers and directors on all claims and ordered the case closed. The plaintiff’s filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit, on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017. The Company’s response brief is due December 8, 2017.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017) and More Core Diamond Drilling Services Ltd. (March 27, 2017), who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the three actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

Other claims

On September 15, 2017, Kitov Resources Inc. (“Kitov”) filed a Notice of Claim against the Company (the “Kitov Action”) alleging that the Company has used a private airstrip and built roads on a 930-acre parcel of land owned by Kitov without their written consent. The Kitov Action was filed in the Supreme Court of British Columbia.

The Company believes that the allegations made against it in the Kitov Action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position. We intend to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our Chief Executive Officer (our “CEO”), our Chief Financial Officer (our “CFO”), our Chief Exploration Officer and Vice President (our “CExO”) and our Vice President, Corporate (our “VP Corporate”).

Effective January 1, 2017, under his employment agreement, the Exec Chair will serve as Executive Chairman for a period of three years expiring December 31, 2019 (the “Executive Term”) after which the Exec Chair’s employment will cease and he will serve as Chairman of the Board until at least December 31, 2022, subject to his continued election by the shareholders of the Company. The Exec Chair currently receives a base salary of C$500 per year, benefits, an annual performance bonus based on the annual corporate objectives set by the Compensation Committee of the Board of Directors and a long-term incentive award. In addition, following the Executive Term, the Exec Chair will receive a retirement allowance paid out over three years commencing January 1, 2020.
The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus. The Exec Chair is entitled to the retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000).

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of September 30, 2017.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of September 30, 2017.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. The impact on the consolidated results from the change in functional currency is described in “Change in Accounting Policies” section below.

Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management considers specific facts and circumstances. These factors include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning and consistent operating results being achieved at a pre-determined level of design capacity for a reasonable period of time. The Company achieved commercial production for the Brucejack Mine on July 1, 2017.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied by the Company are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016, except to disclose the changes in the Company’s approach to foreign currency translation described in note 2(b) and additional accounting policies required as the Brucejack Mine moves into production.

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the first quarter of 2017, the Company commenced mine commissioning activities and is now generating USD cash flows from gold sales as the Brucejack Mine is in production. Additionally, the Company completed a USD convertible debt financing in the first quarter of 2017 for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from CAD to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at the refinery.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statements of income (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. The time over which these costs will be incurred depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific the period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each period using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost to the residual value over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 15 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of income (loss).

Revenue recognition

Revenue is generated from the sale of refined gold and silver and gold and silver bearing concentrates. The Company has adopted IFRS 15, Revenue from Contracts with Customers, effective from the commencement of operations at the Brucejack Mine.

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates may be sold to smelters in concentrate form or further processed to produce refined metals for sale. The Company’s performance obligations relate primarily to the delivery of gold and silver to its customers. For gold, the Company is required to deliver gold equivalent to 100% of production up to 7,067,000 ounces into an offtake agreement.

Revenue is recognized when control is transferred to the customer. Control is achieved when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré or concentrate is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account. Control over the gold and silver bearing concentrates is transferred to the customer and revenue recognized at the time the Company elects to settle the sale directly with the smelter.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the customer’s bullion account following the final processing outturn.

For each physical shipment of doré, 100% of the contained silver is sold upon the final processing outturn. Silver revenue is recorded at the spot price on the date of sale.

For each physical shipment of concentrate, where the Company receives the refined gold, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 15 – 20 days after the bill of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

For each physical shipment of gold and silver bearing concentrate that is sold to a smelter in concentrate form, control of the concentrate passes to the customer at the time the Company elects to settle the sale directly with the smelter. Revenue from these sales are recognized net of treatment costs and refining charges.

Revenue is required to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold and silver are delivered directly into the offtake agreement and recorded at the spot price on the date of delivery. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period after the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

Concentrate sales which are cash settled directly with the smelter are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold sales will be the average price for the month following the bill of lading date. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of loss. The Company receives payment for 90% of the value of each concentrate shipment 15 days after the loading of the material at the port of discharge. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on a defined pricing period.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards and recent pronouncements were disclosed in note 5 of the consolidated financial statements for the year ended December 31, 2016. The following new standard is expected to have a significant effect on the consolidated financial statements:

IFRS 9 – Financial Instruments

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is in the process of assessing the impact of IFRS 9 for trade receivables and the Offtake and Stream obligations.

FINANCIAL INSTRUMENTS

Financial assets

We have the following financial assets: cash and cash equivalents, receivables, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities, the debt portion of the convertible notes and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the credit facility are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Our Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market risk

Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. We are exposed to currency risk through cash and cash equivalents, restricted cash, receivables and other and accounts payable and accrued liabilities which are denominated in Canadian dollars. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents and restricted cash. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

We are also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation which are accounted for at fair value through profit or loss.

Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables, the offtake obligation (a derivative liability) and the stream obligation.

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality.

The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section.

EVENTS AFTER REPORTING DATE

The Company does not have any events after the reporting date to disclose.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three and nine months ended
except for per ounce data	September 30, 2017	September 30, 2016

Gold ounces sold	55,413	-

Cost of sales per ounce sold reconciliation
Cost of sales	$44,912	$-
Cost of sales per ounce of gold sold	$810	$-

Total cash costs reconciliation
Cost of sales	$44,912	$-
Less: Depreciation and depletion	(8,106)	-
Less: Site share-based compensation	(124)	-
Less: Silver revenue	(324)	-
Total cash costs	$36,358	$-
Total cash costs per ounce of gold sold	$656	$-

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	September 30, 2017	September 30, 2016

Gold ounces sold	55,413	-

All-in sustaining costs reconciliation
Total cash costs	$36,358	$-
Sustaining capital expenditures (1)	3,526	-
Accretion on decommissioning and restoration provision	146	62
Treatment and refinery charges	1,044	-
Site share-based compensation	124	-
Corporate administrative costs (2)	2,484	2,894
Total all-in sustaining costs	$43,682	$2,956
All-in sustaining costs per ounce of gold sold	$788	$-

(1)
Sustaining capital expenditures includes deferred development costs.
(2)
Includes the sum of corporate administrative costs per the statement of loss and comprehensive loss, excluding depreciation within those figures.

All-in sustaining costs for the nine-months ended September 30, 2017 were not disclosed as commercial production results only commenced on July 1, 2017.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three and nine months ended
except for per ounce data	September 30, 2017	September 30, 2016

Revenue from contracts with customers	$71,323	$-
Less: Silver revenue	(324)	-
Gold revenue(1)	$70,999	$-
Gold ounces sold	55,413	-
Average realized price	$1,281	$-
Less: Total cash costs per ounce of gold sold	(656)	-
Average realized cash margin per ounce of gold sold	$625	$-

(1)
Gold revenue excludes the loss on revaluation of derivatives in trade receivables related to provisional pricing adjustments.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: gain (loss) on financial instruments at fair value, accretion on convertible notes, impairment provisions and reversals and deferred income taxes. Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the nine months ended
except for per share data	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Basic weighted average shares outstanding	181,317,140	178,932,680	180,943,434	170,434,634

Adjusted earnings (loss) and adjusted basic earnings (loss) per share reconciliation

Net loss for the period	$(6,975)	$(15,115)	$(13,733)	$(52,648)
Adjusted for:
Loss on financial instruments at fair value	14,210	17,002	17,970	66,562
Accretion on convertible notes	1,404	-	1,404	-
Deferred income taxes	(345)	(4,703)	(6,614)	(18,369)
Adjusted earnings (loss)	$8,294	$(2,816)	$(973)	$(4,455)
Adjusted basic earnings (loss) per share	$0.05	$(0.02)	$(0.01)	$(0.03)

Additional non-IFRS financial measures

The Company has included the additional non-IFRS measures “Earnings from mine operations” and “Working capital” within this MD&A.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

OUTSTANDING SHARE DATA

As at November 10, 2017, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	181,990,129			-
Stock options	6,083,627	$5.85 - $15.17	CAD	2.20
Convertible notes	6,250,000	$16.00	USD	4.35
	194,323,756

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Except for the controls that were implemented in relation to our transition to operations, there were no changes in internal controls over financial reporting during the quarter ended September 30, 2017 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 30, 2017 and filed on SEDAR, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and forward looking statements within the meaning of applicable Canadian and United States securities legislation (collectively referred to herein as “forward-looking statements”).

Forward-looking statements may include, but are not limited to, information with respect to:

●
the future price of silver and gold;
●
our planned mining, exploration and development activities;
●
the adequacy of our financial resources;
●
the estimation of mineral reserves and resources;
●
realization of mineral reserves and resource estimates;
●
costs and timing of future exploration and development;
●
completion of ramp-up to production and positive cash flow;
●
production and processing estimates;
●
capital and operating cost estimates;
●
statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations;
●
approvals, consents and permits under applicable legislation;
●
our relationship with community stakeholders;
●
our executive compensation approach and practice;
●
litigation matters;
●
currency fluctuations; and
●
environmental matters.

Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budgeted”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends” “modeled” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

●
uncertainty as to the outcome of legal proceedings;
●
the effect of indebtedness on cash flow and business operations;
●
our ability to satisfy commitments under the Stream Agreement and the Offtake Agreement;
●
the effect of restrictive covenants in the Stream Agreement, Offtake Agreement, and Credit Agreement;
●
assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections;

●
our production estimates, including the accuracy thereof;
●
our ability to generate operating revenues in the future;
●
our ability to raise enough capital to develop our mineral properties or to complete further exploration programs;
●
dependency on the Brucejack Mine for our future operating revenue;
●
the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
●
uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources;
●
commodity price fluctuations, including gold price volatility;
●
our history of negative operating cash flow, incurred losses and accumulated deficit;
●
failure of counterparties to perform their contractual obligations;
●
general economic conditions;
●
the inherent risk in the mining industry;
●
the commercial viability of our current and any acquired mineral rights;
●
availability of suitable infrastructure or damage to existing infrastructure;
●
governmental regulations, including environmental regulations;
●
non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;
●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;
●
compliance with emerging climate change regulation;
●
uncertainties relating to additional claims and legal proceedings;
●
adequate internal control over financial reporting;
●
potential opposition from non-governmental organizations;
●
uncertainty regarding unsettled First Nations rights and title in British Columbia;
●
uncertainties related to title to our mineral properties and surface rights;
●
land reclamation requirements;
●
our ability to identify and successfully integrate any material properties we acquire;
●
currency fluctuations;
●
competition in the mining industry for properties, qualified personnel and management;
●
our ability to attract and retain qualified management;
●
some of our directors’ and officers’ involvement with other natural resource companies;
●
potential inability to attract development partners or our ability to identify attractive acquisitions;
●
compliance with foreign corrupt practices regulations and anti-bribery laws;
●
certain actions under U.S. federal securities laws may be unenforceable;
●
changes to relevant legislation, accounting practices or increasing insurance costs;
●
our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
●
significant growth could place a strain on our management systems;
●
share ownership by our significant shareholders and their ability to influence our governance;

●
future sales or issuances of our debt or equity securities;
●
the trading price of our common shares is subject to volatility due to market conditions;
●
future issuances of equity securities or sales by existing shareholders which may cause the price of our securities to fall;
●
we do not intend to pay dividends in the near future;
●
our being treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes;
●
failure to comply with certain terms of the convertible notes; and
●
risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.